FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

May 9, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 9, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that it has initiated a pilot-scale metallurgical assessment at Pampa de Pongo iron deposit, Peru.

Item 5.	Full Description of Material Change

The Issuer reports that it has initiated an independent pilot-scale metallurgical assessment of the 953 Million tonne (Mt) Pampa de Pongo Iron deposit, in the Marcona district of southeast Peru.  The objective is to independently confirm and further improve upon the positive results of the 1996 Met Chem Canada Inc. metallurgical study (see NR08-11).

Cardero Metallurgical Assessment

The Issuer is moving quickly to complete commercial-scale metallurgical test work for inclusion in the Mine Scoping Study presently underway by SRK Consulting Engineers and Scientists (SRK).  Previous metallurgical test work was completed by Met-Chem Canada Inc. of Montreal, Quebec, Canada in 1996 on behalf of RTZ Mining and Exploration and laboratory work was completed by CRM (Centre de Recherche Minerale) of Sainte-Foy, Quebec, Canada.  Two samples, weighing 36 and 38 kilograms, respectively, were analysed at bench-scale and demonstrated the viability of producing a high grade (66.6% to 66.9% iron) pellet.  The Issuer’s study will significantly expand the scope of the Met Chem work and use a larger 800 kilogram sample to determine the feasibility of producing a premium Direct Reduction Iron (DRI) grade pellet on a commercial scale.  Based on the previous test work the Company believes that the results will be positive.

The inclusion of positive, commercial-scale metallurgical work into the Mine Scoping Study will add significant value to the Pampa de Pongo project.  With guidance from SRK, the Issuer is confident that the sample will be representative of overall deposit chemistry, providing high metallurgical confidence for the project moving forward.

Metallurgical Testing Details

The Issuer’s sample will consist of a single 800 kilogram bulk sample derived from halved core drilled in the Central Zone (inferred resource of 848Mt @ 44.9% Fe, 0.12% Cu).  In order to design a representative sample, SRK were retained to determine length-weighted mean grades for the Central Zone and to make recommendations for optimum sampling.  SRK’s recommended bulk sample is comprised of intervals from three drillholes, totalling 225 metres of mineralized drill core.

Metallurgical testing will further assess beneficiation of mineralized material, including optimum grinding prior to Low Intensity Magnetic Separation.  The upgraded concentrate will undergo agglomeration testing in preparation for induration (strength testing) to produce Blast Furnace grade pellets.  Finally, the pellets will be subjected to an independent raw material evaluation, which will determine the viability of producing a premium DRI grade pellet product on a commercial scale.

The metallurgical assessment will be undertaken in four stages as follows:

1. Beneficiation - The sample will undergo crushing and grinding to an appropriate liberation size and the physical properties of the sample, such as work index, will be measured, after which the sample will then be blended.  Iron minerals will be separated using a simple low-intensity magnetic separation, liberating the gangue (waste) material from the feed to produce a magnetic concentrate.  Previous test-work upgraded the approximately 45% iron Run Of Mine (ROM ) material to a 69% iron concentrate at this stage.  Contingent on the results of this separation, various flotation processes may be investigated to further upgrade the concentrate if required.  The remaining tailings will be available for additional test work to evaluate copper and gold recovery, such as occurs at the adjacent Marcona Iron Deposit.

2. Agglomeration - The resulting magnetic concentrate will be formed into wet green ball pellets, approximately ½ inch in diameter, which will be produced in a pilot-scale pelletizing disc with an approximate moisture content of 10%.  The wet pellets will then be oven dried.  Wet and dry pellet quality will then be measured as a minimum physical quality must be achieved for the green pellets to survive handling and induration.

3. Induration – The dried green pellets will then be fired in a pot-grate test to simulate typical commercial straight grate firing.  Fired pellet physical quality and chemistry will be determined and these results will determine the viability of producing a blast furnace (BF) grade pellet product.

4. Reduction - A quantity of the BF grade pellets will be shipped to a direct reduction iron (DRI) technology company for an independent raw material evaluation.  Among the parameters to be investigated are reducibility, thermal degradation, fines generation due to reduction, and sticking/clustering tendency under load.  These results will determine the viability of producing a premium DRI grade pellet product.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

May 9, 2008